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                                                     UNITED STATES


                                           SECURITIES AND EXCHANGE COMMISSION


                                                  Washington, DC 20549


                                                       Form N-8F

I.        General Identifying Information

1.        Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

                   ( )      Merger

                   ( )      Liquidation

                   (X)      Abandonment of Registration
                            (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                   ( )      Election of status as a Business Development Company
                            (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.

2.        Name of fund:  North American Separate Account VAI

3.        Securities and Exchange Commission File No.: 811- 21426

4.        Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   (X)      Initial Application         ( )      Amendment

5.        Address of Principal Executive Office (include No. & Street, City, State, Zip code):

                            North American Company for Life & Health Insurance of New York
                            990 Stewart Avenue
                            Garden City, New York 11530

6.        Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                     Terri Silvius, Compliance Director
                                     c/o Sammons Financial Group
                                     525 W. Van Buren - 12th Floor Compliance Dept Chicago IL 60607
                                     (312) 648-7600 ext. 27858


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7.        Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

                            North American Company for Life & Health Insurance of New York
                            C/O Sammons Financial Group
                            525 West Van Buren
                            Chicago, IL  60607

                            800-800-3656

                   Note:    Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.        Classification of fund (check only one):

                   ( )      Management company;

                   (X)      Unit investment trust; or

                   ( )      Face-amount certificate company.

9.        Subclassification if the fund is a management company (check only one):

                   ( )      Open-end                    ( )      Closed-end

10.       State Law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                     New York

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                     None

12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                     Sammons Securities Company, LLC
                                     Member NASD/SIPC
                                     4261 Park Road
                                     Ann Arbor, MI  48103

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13.       If the fund is a unit investment trust ("UIT") provide:

                   (a)      Depositor's name(s) and address(es):

                                     North American Company for Life & Health Insurance of New York
                                     990 Stewart Avenue
                                     Garden City, New York 11530

                   (b)       Trustee's name(s) and address(es):

                                     None

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                   ( )      Yes                         (X)      No

                   If Yes, for each UIT state:

                            Name(s):

                            File No.:

                            Business Address:

15.       (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a
                   Merger, Liquidation or Abandonment of Registration?

                            ( )      Yes                         (X)      No

                            If Yes, state the date on which the board vote took place:

                            If No, explain:      The fund is a separate account of North American Company for Life and Health Insurance of New York registered as a unit investment trust, and therefore the fund does not and never did have a board of directors.

          (b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
                    Liquidation or Abandonment of Registration?

                            ( )      Yes                         (X)      No

                            If Yes, state the date on which the shareholder vote took place:

                            If No, explain:      There are no investors.

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II.       Distributions to Shareholders

              16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                   ( )      Yes                         ( )      No

                    (a)       If Yes, list the date(s) on which the fund made those distributions:

                    (b)       Were the distributions made on the basis of net assets?

                            ( )      Yes                         ( )      No

                    (c)       Were the distributions made pro rata based on share ownership?

                            ( )      Yes                         ( )      No

                    (d)     If No to (b) or (c) above, describe the method of distributions to shareholders.  For Merger, provide the exchange ratio(s) used and explain how it was calculated:


                    (e)      Liquidations only:

                            Were any distributions to shareholders made in kind?

                            ( )      Yes                         ( )      No

                            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:
                   Has the fund issued senior securities?

                   ( )      Yes                         ( )      No

                   If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

                   ( )  Yes                    ( )      No

                   If No,

(a)       How many shareholders does the fund have as of the date this form is filed?


(b)       Describe the relationship of each remaining shareholder to the fund:

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19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                   ( )      Yes                         ( )      No

                   If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.      Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
                   (See question 18 above)

                   ( )  Yes                    ( )      No

                   If Yes,

          (a)       Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)       Why has the fund retained the remaining assets?

          (c)       Will the remaining assets be invested in securities?

                        ( ) Yes                         ( )      No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                   ( )  Yes                    ( )      No

                   If Yes,

          (a)       Describe the type and amount of each debt or other liability:

          (b)       How does the fund intend to pay these outstanding debs or other liabilities?

IV.       Information About Events(s) Leading to Request For Deregistration

22.         (a)    List the expenses incurred in connection with the Merger or Liquidation:

                     (i)       Legal expenses:

                     (ii)      Accounting expenses:

                     (iii)     Other expenses (list and identify separately):

                     (iv)      Total expenses (sum of lines (i)-(iii) above:

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            (b)       How were those expenses allocated?

            (c)       Who paid those expenses?

            (d)       How did the fund pay for unamortized expenses (if any)?

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or
                   Liquidation?

                   ( )      Yes                         ( )      No

                   If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

                   ( )      Yes                         (X)      No

                   If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                   ( )      Yes                         (X )     No

                   If Yes, describe the nature and extent of those activities:

 VI   Mergers Only

26.  (a)  State the name of the fund surviving the Merger:


     (b)   State the Investment Company Act file number of the fund surviving the Merger:

     (c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                                           VERIFICATION


     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of North American Separate
                                                                      -----------------------
                                                                            (Name of Fund)

 Account VAI;   (ii) he or she was the Senior Vice President - Legal   of  North American
------------                           ------------------------------      ---------------
                                                  (Title)                   (Name of Fund)

 Company for Life and Health Insurance of New York; and (iii) all actions by shareholders,
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directors, and any body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                                                 (Signature)




                                                                 _/s/____________________________
                                                                      Stephen P. Horvat, Jr.


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